UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.          )

Navios Maritime Partners L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

Y62159143

(CUSIP Number)

Vasiliki Papaefthymiou, Esq.

Secretary

Navios Shipmanagement Holdings Corporation

85 Akti Miaouli Street, Piraeus, Greece 185 38

+302104595000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62159143

1	NAMES OF REPORTING PERSONS Angeliki Frangou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,550,632(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,550,632(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,550,632(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 12,750 Common Units of the Issuer subject to a vested option with an exercise price of $460 per Common Unit.
(2)

Based on 30,209,837 partnership interests of the Issuer provided by the Company as of October 25, 2021, including 12,750 Common Units of the Issuer subject to a vested option with an exercise price of $460 per Common Unit.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to common units, representing limited partner interests (“Common Units”), of Navios Maritime Partners L.P. (the “Issuer”). The Issuer is a corporation organized under the laws of the Republic of the Marshall Islands, with principal executive offices at 7 Avenue de Grande, Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco.

Item 2. Identity and Background.

Angeliki Frangou (the “Reporting Person”) is a Greek Citizen with a principal business address at 85Akti Miaouli Street, Piraeus, Greece 185 38. Ms. Frangou is the Chairman and Chief Executive Officer of and the beneficial owner of all of the equity securities of Navios Shipmanagement Holdings Corporation (“NSM”). Ms. Frangou is also the Chairman and Chief Executive Officer of, the Issuer and Navios Maritime Holdings Inc. (“NH”). The address of the principal executive officers of the Issuer is set forth in Item 1 and incorporated herein by reference; the address of the principal executive offices of NSM are at 85 Akti Miaouli Street, Piraeus, Greece 185 38, and the principal executive offices of NH are at Strathvale House, 90 N Church Street, P.O. Box 309, Grand Cayman, KY1-1104 Cayman Islands.

In the past five years, the Reporting Person, has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Prior to the Merger, the Reporting Person beneficially owned: (i) 354,091 Common Units; (ii) all of the equity in Olympos Maritime Ltd. (“Olympos”), an entity which holds 553,408 general partner units, which constitute all of the outstanding general partner units of the Issuer; 561,104 shares of Common Stock of Navios Maritime Acquisition Corporation (“NNA”), including 100,000 shares subject to a vested option to purchase shares at an exercise price of $58.65 per share.

On August 25, 2021, NSM entered into a supplemental agreement (the “Supplemental Loan Agreement”) to amend the terms of a secured term loan (the “NSM Loan”) dated March 19, 2021, by and between NNA and NSM (the “NSM Loan Agreement”). Pursuant to the Supplemental Loan Agreement, NNA issued 8,823,529 shares of common stock (“NNA Common Stock”) to NSM in cancelation of $30.0 million of the outstanding balance of the NSM Loan ($3.40 per share).

On August 25, 2021, the Issuer, NNA and Navios Acquisition Merger Sub. Inc., a wholly owned subsidiary of Issuer (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to, and subject to the terms and conditions of, on October 15, 2021, the Merger Agreement, the Merger Sub merged with and into the NNA (the “Merger”), with NNA being the surviving entity and becoming a become wholly owned subsidiary of the Issuer, and each outstanding share of NNA Common Stock (other than the shares of NNA Common Stock held by the Issuer, NNA and their respective subsidiaries) was converted into the right to receive 0.1275 of a Common Unit of the Issuer.

In the Merger, the 8,823,529 shares of NNA Common Stock held by NSM were converted into 1,125,000 Common Units; an additional 461,104 shares of NNA Common Stock beneficially owned by Ms. Frangou were converted into 58,791 Common Units; and the vested option held by Ms. Frangou to purchase 100,000 shares of NNA Common Stock became an option to purchase 12,750 Common Units at an exercise price of $460 per Common Unit.

Item 4. Purpose of the Transaction.

As noted above, the Reporting Person is also the Chairman and Chief Executive Officer of, the Issuer. As the holder of the general partner units, Olympos, an entity in which the Reporting Person owns all of the equity securities, is entitled to appoint three of the seven members of the Board of Directors of the Issuer and has the other rights vested in the general partner under the Issuer’s Fourth Amended and Restated Agreement of Limited Partnership, dated as of March 19, 2018 (the “Issuer LP Agreement”).

There is approximately $33.1 million outstanding under the NSM Loan, all of which is due and payable on January 7, 2022.

The information set forth in Item 3 above is hereby incorporated by reference in response to this Item 4.

The description of the Issuer LP Agreement, the Loan Agreement and the Supplemental Loan Agreement in this Item 4 and in Item 3, as applicable, is qualified in its entirety by reference to the full text of the Issuer LP Agreement, which is included as Exhibit 1 hereto and incorporated herein by reference, the Loan Agreement, which is included as Exhibit 2 hereto and incorporated herein by reference, and the Supplemental Loan Agreement, which is included as Exhibit 3 hereto and incorporated herein by reference.

Item 5. Interest in Securities of Issuer.

(a)	(b)

As of October 25, 2021, Ms. Frangou beneficially owned a total of 1,550,632 Common Units, or approximately 5.1% of the outstanding Common Units, including 12,750 Common Units subject to a vested option held by Ms. Frangou to purchase Common Units at a price of $460 per Common Unit. Ms. Frangou shares with NSM, an entity wholly owned by her, the power to vote and dispose of 1,125,000 of those Common Units and has the sole power to vote and dispose of the remaining Common Units beneficially owned by her.

As of October 25, 2021, NH, an entity for which the Reporting Person serves a Chairman and Chief Executive Officer, beneficially owned 3,183,199 Common Units, representing approximately 10.5% of the outstanding Common Units, comprised of: (i) 216,054 Common Units directly owned by NH (and in respect of which NH has sole voting and dispositive power), (ii) 2,960,476 Common Units, or approximately 9.8% of the outstanding Common Units, beneficially owned by Alpha Merit Corporation (“Alpha Merit”), a wholly-owned subsidiary of NH (in respect of which NH and Alpha Merit have shared voting and dispositive power), and 6,669 Common Units directly owned by another wholly owned subsidiary of NH (in respect of which NH and that subsidiary have shared voting and dispositive power).

The Reporting Person, NH and Alpha Merit beneficially own in the aggregate a total of 4,733,831 Common Units, or approximately 15.7% of the outstanding Common Units, including 12,750 Common Units subject to a vested option held by the Reporting Person to purchase Common Units at an exercise price of $460 per Common Units. The Reporting Peron disclaims membership in a group with NH and Alpha Merit.

(c)

The information set forth in Item 3 above is hereby incorporated by reference in response to this Item 5(c).

(d)

No person other than the Reporting Person and NSM have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 above is hereby incorporated by reference in response to this Item 6.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Fourth Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P. (incorporated by reference to Exhibit 1.2 of the Annual Report for the year ended December 31, 2017 on Form 20-F filed by Navios Maritime Partners L.P. with the SEC on April 4, 2018).

2	Loan Agreement dated March 19, 2021, by and between Navios Maritime Acquisition Corporation and Navios Shipmanagement Holdings Corporation (incorporated by reference to Exhibit 4.28 of the Annual Report for the year ended December 31, 2020 on Form 20-F filed by Navios Maritime Partners L.P. with the SEC on April 18, 2021).

3	Supplemental Agreement in relation to a Loan Agreement dated March 19, 2021, dated August 25, 2021, by and between Navios Maritime Acquisition Corporation and Navios Shipmanagement Holdings Corporation (incorporated by reference to Exhibit 4.3 of Form 6-K filed by Navios Maritime Acquisition Corporation on August 26, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2021

By: /s/ Angeliki Frangou